UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Baker Hughes, a GE company

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

05722G 100

(CUSIP Number)

Christoph A. Pereira
Vice President, Chief Risk Officer and Chief Corporate Counsel
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210
617-443-2952

With a Copy to:

John A. Marzulli, Jr.
Rory O’Halloran
Waajid Siddiqui
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ⬜.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2017 (the “Original Schedule 13D”), Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 30, 2018 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on June 27, 2018 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 13, 2018 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 19, 2018 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019 (“Amendment No. 5”), and Amendment No. 6 to Schedule 13D filed by the Reporting Persons on August 2, 2019 (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Amended Schedule 13D”) with respect to the Class A Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined in this Amendment have the same meanings ascribed to them in the Amended Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Amended Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.

Item 4 of the Amended Schedule 13D is hereby supplemented by adding the following paragraphs:

“In furtherance of GE’s previously-announced intention to fully separate its interest in BHGE from GE in an orderly manner, as further described above, GE, GE Oil & Gas US Holdings I, Inc., GE Holdings (US), Inc., and GE Oil & Gas US Holdings IV, Inc. (collectively, the “Selling Stockholders”) are offering 105,000,000 shares of Class A Common Stock of BHGE to the public in an underwritten registered secondary offering (the “Second Secondary Offering”) (such shares of Class A Common Stock to be issued in exchange for an equal number of Paired Interests held by the Selling Stockholders). The Selling Stockholders also intend to sell to BHGE and BHGE LLC, in a privately negotiated transaction, $250,000,000 of Paired Interests (representing an equal number of shares of Class B Common Stock of BHGE and Common Units of BHGE LLC), at a price per Paired Interest equal to the price at which the underwriters will purchase shares of Class A Common Stock from the Selling Stockholders in the Second Secondary Offering, subject to completion of the Second Secondary Offering (the “Second Secondary Repurchase”). The underwriters in the Second Secondary Offering will have a 30-day option to purchase up to an additional 15,750,000 shares of Class A Common Stock from the Selling Stockholders in the Second Secondary Offering.

Upon completion of the Second Secondary Offering, GE and its affiliates will cease to hold more than 50% of the voting power of all classes of BHGE’s voting stock. Accordingly, at such time, the Trigger Date under the A&R Stockholders Agreement, as amended, will have occurred, which will, among other things, reduce the number of individuals who GE is entitled to designate to the BHGE Board from five to one. GE has informed BHGE that it intends for John G. Rice to remain on the BHGE Board as its designee and for Jamie S. Miller and James J. Mulva to submit their resignations to the Conflicts Committee of the BHGE Board. BHGE has indicated that it will waive GE’s obligation to submit resignations of Lorenzo Simonelli and W. Geoffrey Beattie, who are expected to continue to serve on the BHGE Board, but not as GE designees.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby supplemented by adding the following:

“GE, BHGE and BHGE LLC entered into an Equity Repurchase Agreement, dated as of September 9, 2019 (the “Second Repurchase Agreement”), pursuant to which BHGE and BHGE LLC have agreed to the Second Secondary Repurchase. The Second Repurchase Agreement obligates BHGE and BHGE LLC to repurchase $250,000,000 of Paired Interests, at a price per Paired Interest equal to the price at which the underwriters will purchase shares of Class A Common Stock from the Selling Stockholders in the Second Secondary Offering, immediately following, and subject to the closing of, the Second Secondary Offering.

The foregoing summary of the terms of the Second Repurchase Agreement is not a complete description thereof and is qualified in its entirety by the full text of the Second Repurchase Agreement, which is filed as Exhibit 99.18 hereto and incorporated herein by reference.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on July 13, 2017)

Exhibit 99.2	Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc. and Bear MergerSub, Inc. (incorporated by reference to Annex A to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)
Exhibit 99.3	Amendment, dated as of March 27, 2017, to the Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc., Bear MergerSub, Inc., BHI Newco, Inc. and Bear MergerSub 2, Inc. (incorporated by reference to Annex A-II to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)
Exhibit 99.4	Amended and Restated Stockholders Agreement, dated as of November 13, 2018, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))
Exhibit 99.5	Amended and Restated Limited Liability Company Agreement, dated as of July 3, 2017, among the Reporting Persons, EHHC NewCo, LLC, CFC Holdings, LLC and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)
Exhibit 99.6	Exchange Agreement, dated as of July 3, 2017, among the Reporting Persons, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.3 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)
Exhibit 99.7	Registration Rights Agreement, dated as of July 3, 2017, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.2 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)
Exhibit 99.8	Tax Matters Agreement, dated as of July 3, 2017, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer (incorporated by reference to Exhibit 10.5 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017), as clarified by the Tax Matters Agreement Term Sheet, dated as of November 13, 2018, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer and attached as an exhibit to the Master Agreement
Exhibit 99.9	Master Agreement, dated as of November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))
Exhibit 99.10	Equity Repurchase Agreement, dated as of November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013306))
Exhibit 99.11	Underwriting Agreement, dated as of November 14, 2018, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 1.1 to Baker Hughes, a GE company’s Form 8-K filed on November 16, 2018)
Exhibit 99.12	Lock-Up Agreement, dated as of November 14, 2018, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 99.12 to the Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 19, 2018)
Exhibit 99.13	Letter from General Electric Company to the Issuer, dated June 27, 2019 (incorporated by reference to Exhibit 99.13 to the Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019)
Exhibit 99.14	Action by Written Consent of Stockholders of the Issuer, dated June 27, 2019 (incorporated by reference to Exhibit 99.14 to the Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019)
Exhibit 99.15	Omnibus Agreement, dated as of July 31, 2019, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 10-Q filed on August 1, 2019)
Exhibit 99.16	Amended and Restated Registration Rights Agreement, dated as of July 31, 2019, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.12 to Baker Hughes, a GE company’s Form 10-Q filed on August 1, 2019)

Exhibit 99.17	Amendment to the Amended and Restated Stockholders Agreement, dated as of July 31, 2019, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.15 to Baker Hughes, a GE company’s Form 10-Q filed on August 1, 2019)
Exhibit 99.18	Fifth Equity Repurchase Agreement, dated as of September 9, 2019, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on September 10, 2019)

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2019

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
Name:	Christoph A. Pereira
Title:	Vice President, Chief Risk Officer and Chief Corporate Counsel

GE INVESTMENTS, LLC

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS IV, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE HOLDINGS (US), INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS I, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary